SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Seanergy Maritime Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Y73760103

(CUSIP Number)

VF Investments Corp.

c/o Trust Company Complex

Ajeltake Road, Ajeltake Island

Majuro, Marshall Islands MH 96960

Attention: Mr. Athanasios Feidakis

With copy to:

Watson, Farley & Williams (New York) LLP

100 Park Avenue

New York, New York 10017

(212) 922-2200

Attn: Antonios C. Backos, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2008

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

* Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act by shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. Y73760103	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON VF Investments Corp. I.R.S. No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,063,300*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 2,063,300*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,063,300*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 7.2%
14	TYPE OF REPORTING PERSON CO

*	Shares held by VF Investments Corp., a Marshall Island company controlled by Mr. Athanasios Feidakis.

CUSIP NO. Y73760103	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. identification nos. of above persons (entities only) Athanasios Feidakis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,063,300*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,063,300*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,063,300*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 7.2%
14	TYPE OF REPORTING PERSON IN

*	Shares held by VF Investments Corp., a Marshall Island company controlled by Mr. Athanasios Feidakis.

This Schedule 13D is being filed by VF Investments Corp. (“VF Investments”), and Athanasios Feidakis (“A. Feidakis,” and collectively with VF Investments, the “Reporting Persons”). The Reporting Persons may constitute a “group” for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their respective beneficial ownership of the Seanergy Shares (as defined below). This Schedule 13D constitutes the original report of the Reporting Persons.

Item 1.	Security and Issuer.

The Reporting Persons hereby submit this statement on Schedule 13D, filed with the Securities and Exchange Commission that relates to common stock, par value $0.0001 per share (the “Seanergy Shares”), of Seanergy Maritime Corp., a Marshall Islands corporation (the “Issuer”). The Issuer’s principal executive offices are located at c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 10673, Greece.

Item 2.	Identity and Background.

The following information relates to VF Investments:

(a)	Name: VF Investments Corp.

(b)	Place of Organization: Republic of the Marshall Islands

(c)	Principal Business: Investment of stocks and other securities

(d)	Address of Principal Office: VF Investments is a recently formed corporation and currently only has its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960

(e)	VF Investments has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Athanasios Feidakis is the sole director and officer of VF Investments. A. Feidakis is a citizen of Greece. See also Item 2 (d&e) relating to A. Feidakis below.

The following information relates to A. Feidakis:

(a)	Name: Athanasios Feidakis

(b)	Business Address: VF Investments Corp, c/o Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960

(c)	Principal Occupation: President and Secretary of VF Investments Corp.

(d&e)	A. Feidakis has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

A. Feidakis purchased on August 20, 2008 an aggregate 2,063,300 Seanergy Shares for an aggregate consideration of $20,705,215.53 (including brokerage commissions and taxes). The Seanergy Shares were acquired from open market purchases through A. Feidakis’s brokerage account using personal funds. A. Feidakis also sent Fir Tree Inc. authorization on August 20, 2008 for it to vote 1,760,000 of the Seanergy Shares purchased by his broker in favor of the Seanergy Acquisition and to vote in favor of the Board Proposals (as each is defined below). On August 25, 2008, A. Feidakis transferred all of his Seanergy Shares to his wholly owned company, VF Investments, for no consideration.

Item 4.	Purpose of Transaction.

All of the Seanergy Shares reported herein were acquired for investment purposes. The Reporting Persons considered the Issuer’s proposals acted upon at the rescheduled special meeting of its shareholders held on August 26, 2008 and were in favor of the proposed acquisition by Seanergy Maritime Holdings Corp. of six dry bulk carriers, including a newly built vessel and one vessel currently under construction, from the applicable sellers thereof (the “Seanergy Acquisition”) and the proposed plan of dissolution and liquidation of the Issuer, and the other matters set forth in the Notice of Special Meeting of Shareholders issued by the Board of Directors of the Issuer on August 11, 2008 (collectively, the “Board Proposals”).

The Reporting Persons will review on a continuing basis their investment in the Issuer and reserve the right to change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the Reporting Persons may from time to time, acquire or dispose, or cause to be acquired or disposed, additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of their investment in the Issuer and their investment alternatives, the Reporting Persons and their respective affiliates may also from time to time, consider, evaluate or propose various possible transactions involving the Issuer or its subsidiaries or affiliates, which could include, among other things: (a) the possible acquisition by any person of additional securities of the Issuer, or the possible disposition of securities of the Issuer; (b) possible extraordinary corporate transactions (such as a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; (c) the possible sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) making or seeking to make changes in or affecting the Board of Directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) making or seeking to make changes in the capitalization or dividend policy of the Issuer; (f) making or seeking to make any other material change in the Issuer’s business or corporate structure; (g) making or seeking to make changes in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, including the soliciting of votes of the Issuer’s shareholders in any annual or special meeting of shareholders of the Issuer; (h) causing or seeking to cause a class of securities of the Issuer to be delisted from a national securities exchange; (i) causing or seeking to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

In addition, from time to time, the Reporting Persons and their affiliates may hold discussions with the Issuer regarding the matters described in subparagraphs (a) through (j) above.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, VF Investments owns, and A. Feidakis may be deemed the beneficial owner of, 2,063,300 Seanergy Shares, or 7.2% of the Seanergy Shares, based upon 28,601,701 Seanergy Shares outstanding as of August 21, 2008, according to the Issuer’s Form 6-K filed on August 22, 2008.

(b) VF Investments has the sole power to vote or direct the vote of 2,063,300 Seanergy Shares; has the shared power to vote or direct the vote of 0 Seanergy Shares; has the sole power to dispose or direct the disposition of 2,063,300 Seanergy Shares; and has shared power to dispose or direct the disposition of 0 Seanergy Shares.

A. Feidakis has the sole power to vote or direct the vote of 0 Seanergy Shares; has the shared power to vote or direct the vote of 2,063,300 Seanergy Shares; has the sole power to dispose or direct the disposition of 0 Seanergy Shares; and has shared power to dispose or direct the disposition of 2,063,300 Seanergy Shares.

(c) The Reporting Persons, during the past 60 days, only acquired 2,063,300 Seanergy Shares for $10.00 per share (excluding brokerage commissions and taxes), as described more fully in Item 3 above.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,063,300 Seanergy Shares.

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer (i) among the Reporting Persons and, to the best of their knowledge, any other persons identified pursuant to Item 2 above and (ii) between (a) the Reporting Persons and, to the best of their knowledge, any other persons identified pursuant to Item 2 above and (b) any other person.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2008

/s/ Athanasios Feidakis
Athanasios Feidakis

VF Investments Corp.

By:	/s/ Athanasios Feidakis
Name:	Athansios Feidakis
Title:	President

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities Seanergy Maritime Corp. and affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: August 28, 2008

/s/ Athanasios Feidakis
Athanasios Feidakis

VF INVESTMENTS CORP.

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President